Exhibit 99.1

SOURCE: Neptune Technologies & Bioressources Inc.	PRESS RELEASE

Neptune Starts Phase-I Sherbrooke Plant Expansion

LAVAL, Quebec, Dec. 12, 2011 Neptune Technologies and Bioressources Inc. (Nasdaq: NEPT) (TSX: NTB) announces the official start of its Phase I plant expansion, generating within a year an additional production capacity of more than 150,000kg per year.

“In order to meet the increasing demand for its products, Neptune will undergo a 40,000 square-feet expansion at its existing facility in Sherbrooke, Québec. Neptune’s plant expansion will be executed in two phases, allowing production up to 500,000kg of Neptune Krill oil per year. Neptune's Phase I plant expansion, which is expected to be completed by fall 2012, should create new jobs in the Sherbrooke region and its economy. The project is expected to employ approximately 40 new workers directly and will result in the hiring of approximately 90 to 100 persons during the construction period,” said Eric Simard, Director of Science and Development and in charge of the expansion project. “Neptune has always been innovative using state of the art technology, in order to reach the highest level of productivity and efficiency," he added.

Josée Blanchard, Director of business development for Life Sciences at Sherbrooke Innopole, adds: “Great economic benefits will come from this project because not only will it create specialized jobs, but it strengthens the position of Sherbrooke as an important player in the Life sciences cluster, a strategic economic development sector. Everyone pulled together to bring this project to life and we are extremely happy with today’s announcement.”

“We have planned and structured a creative financing model, with the support of many parties as well as our bank,” said Frédéric Harland, Director of Finance. “The expansion project will be financed through a mix of standard loans, interest-free loans subsidies and by a cash contribution of Neptune for approximately 20% of the total cost by using part of the proceeds of its May 2011 financing. More details will be provided at a press conference to be held in Sherbrooke during the first quarter of 2012” he added.

“Today's investment allows for new process improvements at our manufacturing facility, strengthening thereby our manufacturing position based on our patent and industrial secrets, and enabling Neptune’s capacity to provide its customers a reliable supply of the world's leading Neptune Krill Oils,” said André Godin, CFO. “This new production line will secure supply for the increasing demand, allowing for incremental gross margin, as well as providing additional production capacity for new products currently under development. This increase in production capacity will be completed without any interruption of the existing production line. Neptune’s team has extensively worked on this expansion project; it is an exciting moment and a further reaffirmation of our growth action plan strategy,” added the CFO.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Dave Burwell
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	dave@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.